Mail Stop 7010

September 13, 2005

via U.S. mail and facsimile

Marty R. Kittrell
Chief Financial Officer
Andrew Corporation
10500 W. 153rd Street
Orland Park, Illinois  60462

	Re:	Andrew Corporation
		Form 10-K for the Fiscal Year Ended September 30, 2004
		Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004, March
31,
2005 and June 30, 2005
		File No. 0-21682

Dear Mr. Kittrell:

      We have reviewed your response letter dated August 16, 2005, and have the following additional comments. In our comment, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2004

1.  Summary of Significant Accounting Policies, Revenue
Recognition,
page 32

1. We note your response to comment 1 in our letter dated July 20, 2005. Please provide us with the following additional information regarding revenue recognition for your geolocation contracts.

* Please tell us if you have recognized significant costs associated with your geolocation contracts that are within the scope of SFAS
86.
Please also tell us whether significant costs that are within the scope of SFAS 86 were recognized in Allen Telecom, Inc.`s historical financial statements.

* Please confirm to us that the post-contract customer support
(PCS)
covers both the hardware and software together.  Please also confirm
to us that the renewal PCS terms are the exact same as the terms for
the original period.
* We note that you have assigned a percentage of the arrangement consideration to each element. Please tell us how you arrived at those percentages. Specifically, please confirm to us that these percentages represent an allocation of the arrangement consideration based on vendor-specific objective evidence of fair value of each
element.    Please also confirm that a discount, if any, offered
in
this multiple-element arrangement was applied to each element in a proportionate amount in accordance with paragraph .11 of SOP 97-2. Finally, please tell us the VSOE amount for each element.

* Regarding your determination of the VSOE for the PSAP integration element, please tell us how you determined that a VSOE based on an hourly rate from similar engineering services is in accordance with the requirements of SOP 97-2. Specifically, please tell us the following:
o If the contract is on a time and materials basis;
o If the number of hours to do this work is the same for every product sold; and
o How you determined it is reasonableness to estimate the number of hours based on "similar engineering services."

* We note that you recognize revenue for the design services when the customer receives the network design document; for PSAP integration services when the network is capable of providing E911 caller information to the PSAP; and for certification services when the testing is complete, as opposed to as the services are performed. Please tell us how you determined the timing of recognizing revenue for each of these elements is in accordance with GAAP. Refer to paragraph .66 of SOP 97-2 for guidance.

* Please tell us what the purpose of the PSAP integration is and how it relates to the functionality of the product. For example, please address how the product is able to function in accordance with the contract specifications without the PSAP integration.

* Please tell us more about the certification services.
Specifically, please tell us what happens if the result of the certification process is that the product does not qualify.

* Regarding your materiality/SAB 99 analysis, please provide us with the following information:
o In your letter dated June 30, 2005, you state, "...we have evaluated the estimated impact on the company`s fiscal quarters since the July 2003 acquisition of Allen Telecom assuming that SOP 97-2 had been the revenue recognition policy for geolocation product sales. Due to the impact on acquisition accounting, the analysis below assumes that only 50% of the VSOE for PCS is contractual, and therefore would have been recorded as deferred revenue within purchase accounting. Since the PCS is for both equipment as well as software, we believe using the 50% is reasonable."
- Please tell us what you mean by these statements. Also, further expand upon why you believe such estimates are reasonable.
- Please tell us the impact on purchase accounting and your subsequent consolidated statements of operations for the interim and annual periods had Allen Telecom been recognizing revenue in accordance with SOP 97-2, as appropriate.
- Please tell us the amount of deferred revenue recognized on Allen
Telecom`s historical financial statements and the amount recognized as part of your consolidated balance sheet at the date of acquisition for the geolocation contracts acquired. Please also tell us your consideration of EITFs 01-3 and 04-11 in determining the fair value of the deferred revenue recognized in purchase accounting.

o During the fourth quarter of fiscal year 2004, your recorded an additional $9.6 million of revenues due to a change in the elements for your geolocation contracts.  Based on your response to comment
1
in our letter dated July 20, 2005, it appears that under SOP 97-2, you should have had five elements instead of the three elements previously used for revenue recognition purposes. As such, please revise your SAB 99 analysis to include the impact of the improper identification of the elements of the geolocation contracts on your revenue recognition.  Please tell us whether any portion of the
$9.6
million should have been recognized by Allen Telecom, Inc. in its historical financial statements and the corresponding impact to purchase accounting for this acquisition.

o Please confirm to us that your SAB 99 analysis reflects the impact of correcting the revenue recognition for all contracts, as opposed to just the contract you described to us in your letter dated
August
16, 2005, with your most significant customer.

o Please explain to us why the impact of recognizing revenue in accordance with SOP 97-2 resulted in a significant decrease in sales, income from continuing operations before income taxes and net income for the fourth fiscal quarter of 2003 and fiscal year ended 2003 and minimal impact on a go forward basis.

o Based on any subsequent conclusions regarding your identification of reportable segments, please revise your SAB 99 analysis accordingly.



Form 10-Q for the Fiscal Quarter Ended December 31, 2004

General

2. We are in the process of reviewing your responses to comments 2 and 3 in our letter dated July 20, 2005 regarding your loss contingency related to the defective component identified by a significant customer and your identification of operating and reportable segments in accordance with SFAS 131. Once our review is complete, we will contact you to arrange a conference call to further discuss these issues.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracey Houser at (202) 551-3736, or me at
(202)
551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Marty R. Kittrell
Andrew Corporation
September 13, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE